Exhibit 99.1

FBS Global Limited Receives Nasdaq Deficiency Notice Regarding Minimum Bid Price Requirement

Ordinary shares will continue to trade on the Nasdaq Capital Market, and the Company’s listing on such exchange is not affected by the receipt of the Notice

SINGAPORE, April 16, 2026 – FBS Global Limited (NASDAQ: FBGL) disclosed that it had received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that FBGL is not currently in compliance with the $1.00 minimum bid price requirement for continued listing of the Company’s ordinary shares (the “Ordinary Shares”) on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rules (the “Minimum Bid Price Requirement”). The Notice indicated that the Company has 180 days, or until October 12, 2026 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by having the closing bid price of the Ordinary Shares meet or exceed $1.00 per Ordinary Share for at least ten consecutive business days.

The Notice has no immediate effect on the listing of the Company’s Ordinary Shares, which continue to trade on The Nasdaq Capital Market under the symbol “FBGL”. The Company intends to monitor the closing bid price of its Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement, including a reverse stock split (i.e., a share consolidation). If the Company does not regain compliance by the Compliance Deadline, the Company may be afforded an additional 180 calendar day period to regain compliance as provided by the Nasdaq Listing Rules.

About FBS Global Limited

The Company is a Singapore based green building contractor and an established interior fit-out specialist with a track record of over 20 years in institutional, residential, commercial and industrial building projects. As a green contractor focused on environmentally sound practices, the Company aim to bid tenders for green building projects, use green construction methods and green materials for our construction projects, including design, supply and installation of ceilings, partitions, timber deck, carpet, lead lining, acoustic wall paneling, built-in furniture as well as mechanical and electrical services of a building. Green construction methods and materials will lead to the reduction in energy, water and material resource usage in construction projects. and hence reduce the potential environmental impact. The Company also seek to use green materials that are made of recycled or recyclable materials and/or sustainably sourced materials.

Additional information about the Company is available at https://www.fbsglobal.com.sg.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Contact:

FBS Global Limited

Tel: +65 6285778

Email: finebuild@singnet.com.sg